UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 07, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 07 August 2024 entitled ‘€500 MILLION SHARE BUYBACK PROGRAMME TO COMMENCE’.

07 August 2024

Vodafone Group Plc

€500 MILLION SHARE BUYBACK PROGRAMME TO COMMENCE

Vodafone Group Plc ("Vodafone") today announces that it will commence a share repurchase programme of ordinary shares in the share capital of Vodafone of US$0.20 20/21 each (the "Ordinary Shares") up to a maximum consideration of €500 million (the "Programme").

Vodafone announces that it has given a non-discretionary instruction to Goldman Sachs International (GSI) in relation to the purchase by GSI acting as riskless principal during the period commencing on 7 August 2024 and ending no later than 29 November 2024, of Ordinary Shares for a target expense amount of no greater than €500 million and the simultaneous on-sale of such Ordinary Shares by GSI to Vodafone.

Any purchase of Ordinary Shares done in relation to this announcement will be carried out on the London Stock Exchange and Multilateral Trading Facilities, as defined by the Directive 2014/65/EU on markets in financial instruments (including the delegated and implementing acts adopted under it) as implemented, retained, amended, extended, re-enacted or otherwise given effect in the United Kingdom from 1 January 2021 and as amended or supplemented in the United Kingdom thereafter, and executed in accordance with the Listing Rules and Vodafone's general authority to make market purchases of Ordinary Shares granted by shareholders at the 2024 Annual General Meeting ("2024 AGM") pursuant to which the Company is authorised to repurchase up to 4,053,092,397 Ordinary Shares. The sole purpose of the Programme is to reduce share capital. Ordinary Shares acquired by GSI will be subsequently repurchased by Vodafone, held as treasury shares and then either cancelled or allocated to employee share awards as they fall due.

The Ordinary Shares will be purchased in accordance with the price and volume conditions set out in the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programmes and stabilisation measures as implemented, retained, amended, extended, re-enacted or otherwise given effect in the United Kingdom from 1 January 2021 and as amended or supplemented in the United Kingdom thereafter.

Details of the authority granted at the 2024 AGM can be found within the 2024 Notice of Meeting on our website.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 07, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary